Filed pursuant to Rule 424(b)(3)

File No. 333-123815

Prospectus Supplement No. 6
(To Prospectus dated May 3, 2005)

VISTULA COMMUNICATIONS SERVICES, INC.

34,197,488 shares of common stock

This prospectus supplement supplements the Prospectus dated May 3, 2005, as previously supplemented, relating to the resale of 34,197,488 shares of our common stock.  This prospectus supplement should be read in conjunction with the Prospectus.

Recent Developments

Consulting Agreement with Executive Management Services Limited

On August 17, 2005, we entered into a Consulting Agreement (the “Agreement”) with Executive Management Services Limited (“EMS”) under which EMS agrees to provide the services of Rupert Galliers-Pratt, our President, Chief Executive Officer and Chairman of the Board of Directors, to the company.  Under the Agreement, Mr. Galliers-Pratt will continue to serve as our President and Chief Executive Officer.  The Agreement provides that we shall pay EMS annual consulting fees of $240,000 as consideration for these services.

The Agreement has an initial term of two years.  The term of the Agreement shall be automatically extended for additional periods of one year unless either party to the Agreement gives the other party notice of termination of the Agreement prior to the expiration of the then-current term.  The Agreement may be terminated at any time by EMS or the company.  However, in the event we terminate the engagement of EMS without cause, we will be required to make severance payments for a period of two years after, and at the consulting fee rate in effect at the time of, such termination and to continue to pay for certain medical and other benefit plans for such period.  Under the Agreement, EMS and Mr. Galliers-Pratt agree to be bound by certain non-competition and non-solicitation provisions, which are effective during the term of the Agreement and for a period of two years after termination of the Agreement.

EMS is a significant stockholder of the Company.  As reported in our definitive proxy statement filed with the Securities and Exchange Commission on June 30, 2005, as of June 6, 2005, EMS held approximately 34% of our then-outstanding common stock.  Together, Rupert Galliers-Pratt and EMS directly or indirectly beneficially owned, as of June 6, 2005, approximately 52% of our then-outstanding common stock.  Rupert Galliers-Pratt has served as our President, Chief Executive Officer and Chairman of the Board of Directors since our inception in March 2004.

Investing in our common stock involves a high degree of risk.
See Risk Factors beginning on page 4 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 18, 2005